UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 September 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares / Total Voting Rights

30th September 2020

RE-ISSUE OF TREASURY SHARES / TOTAL VOTING RIGHTS

CRH plc announces that today, 30th September 2020, it transferred to participants in its employee share schemes 8,547 Ordinary Shares at prices of €21.12 and €27.86 per Ordinary Share and at a price of £24.51 per Ordinary Share.

Following the above transactions, CRH plc holds 14,639,764 shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 785,000,574.

The above figure, 785,000,574 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) and the Transparency Rules.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 30 September 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary